Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 12 DATED MARCH 23, 2017
TO THE PROSPECTUS DATED AUGUST 2, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 2, 2016 (the “Prospectus”), as supplemented by Supplement No. 4, dated October 5, 2016, Supplement No. 5, dated October 18, 2016, Supplement No. 6, dated November 18, 2016, Supplement No. 7, dated December 8, 2016, Supplement No. 8, dated December 14, 2016, Supplement No. 9, dated January 13, 2017, Supplement No. 10, dated February 23, 2017, and Supplement No. 11, dated March 2, 2017. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update to the section of the prospectus titled “Plan of Distribution”; and

B.	To provide an update regarding the per share, per day distribution rate for Class A Shares and Class T Shares previously declared.

A. Update to the Plan of Distribution Section

Effective as of March 9, 2017, the $9.26 per Class A Share on page 216 in the “Plan of Distribution— Underwriting Terms” section of the Prospectus, is hereby superseded and replaced with $9.88, which represents a 7.0% discount on our new primary offering price of $10.64 per Class A Share. The disclosure provided in this Supplement supersedes the disclosure found in Section C.3 of Supplement No. 11, filed on March 2, 2017.

B. Distributions Declared

The following information supplements and should be read in conjunction with the “Prospectus Summary— Description of Capital Stock— Distribution Objectives”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Cash Flows from Financing Activities— Distributions” and “Description of Capital Stock— Distribution Objectives” sections beginning on pages 30, 182 and 199 of the Prospectus, respectively. The following disclosure supersedes the disclosure under Section D of Supplement No. 11, filed on March 2, 2017, which relates to the distributions declared for the month of April 2017.

Our board of directors has authorized us to declare distributions for the month of April 2017. Distributions on the Class A Shares will be calculated based on stockholders of record each day for the month of April 2017 in an amount equal to $0.001653699 per share, per day. This per share, per day rate represents an approximate 5.67% annualized distribution rate based on the current $10.64 per share offering price for Class A Shares and assumes the rate is maintained for one year.

Distributions on the Class T Shares will be calculated based on stockholders of record each day for the month of April 2017 in an amount equal to $0.001653699 per share, per day less the distribution and stockholder servicing fees that are payable with respect to such Class T Shares (as calculated on a daily basis). This per share, per day rate less the distribution and stockholder servicing fees that are payable with respect to such Class T Shares (as calculated on a daily basis) represents an approximate 5.00% annualized distribution rate based on the current $10.06 per share offering price for Class T Shares and assumes the rate is maintained for one year. We pay our Dealer Manager distribution and stockholder servicing fees with respect to the sale of Class T Shares in our primary offering, in the amount of 1.0% per annum of the gross offering price per share (or, if we are no longer offering primary shares, the then-current estimated NAV per share). Accordingly, the annualized distribution rate was calculated assuming that the distribution and stockholder servicing fees payable with respect to the Class T Shares are equal to 1.0% per annum of the current $10.06 per share offering price. The actual distribution rate will vary based on the total amount of distribution and stockholder servicing fees payable.

This $0.001653699 per share, per day distribution rate represents an increase from the $0.001594766 per share, per day rate (less, with respect to the distributions on the Class T shares, the distribution and stockholder servicing fees that are payable with respect to such shares) declared since May 1, 2016. These distributions will be paid in cash or reinvested in shares of our common stock for those participating in our distribution reinvestment plan and will be paid or issued, respectively, on the first business day of May 2017. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are being made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.